Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

MSP Recovery Announces Several New Partnerships

•	Lionheart currently anticipates filing a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus

•	MSP Recovery announces multiple strategic partnerships, additional potential revenue sources, and enhanced technological capabilities

•	MSP Recovery has secured more healthcare claims from new and existing clients

October 14, 2021 07:38 AM Eastern Daylight Time

CORAL GABLES, Fla.--(BUSINESS WIRE)-MSP Recovery, LLC (“MSP Recovery” or “MSP”), a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, that in July agreed to a business combination with Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW, “Lionheart” or “LCAP”), valued at $32.6 billion, today announced additional partnerships and business transactions that add greater value, additional potential revenue streams, as well as technological advancements. These new partnerships and innovations were not part of the $32.6 billion valuation.

The new technical integrations and partnerships announced today are in addition to, and support the recent partnership with Palantir Technologies Inc. (“Palantir”) (NYSE:PLTR), transforming legal, data, and healthcare delivery into one united ecosystem.

“Since the business combination announcement in July, MSP Recovery has continued to evolve and has entered into new partnerships and created new platforms. Additionally, Lionheart currently anticipates filing a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus related to the transaction prior to the end of October,” stated Ophir Sternberg, Chairman and CEO of Lionheart. “The original valuation did not consider the additional revenue streams that MSP now has the potential of realizing,” Sternberg added. “MSP Recovery’s management team continues to impress Lionheart and our board with their innovative and strategic expansion of avenues for growth.”

“MSP Recovery’s claims recovery portfolio continues to expand as we have secured more claims from new and existing clients since announcing the business combination with Lionheart in July,” said MSP Recovery Founder and CEO, John H. Ruiz. John continued, “The level of interest from providers and payers has exceeded our expectations. We attribute this to the healthcare industry’s recognition of the need for MSP Recovery’s systems. These additional claims and expanded capabilities through new partnerships are a testament to the innovations MSP Recovery continues to pioneer. We have the data, healthcare, and legal knowledge necessary to maximize our integrated platform, focusing on proper healthcare delivery and appropriate payment for healthcare services. MSP Recovery is also able to identify the correct payer and provide optimal and accurate allocation of resources to prevent potential injury and loss of life, while saving healthcare providers and payers billions of dollars in improper payments.”

Synnova Health:

MSP Recovery is excited to announce its partnership with Synnova Health, which is anticipated to improve MSP Recovery’s platform by expanding its capabilities and maximizing its efficiency, thereby improving outcomes for healthcare providers and insurance carriers, among others. Synnova’s team consists of incredibly talented developers who have contributed to the success of some of the top technology companies in the world, including Apple and Microsoft, and look forward to bringing their forward-thinking healthcare solutions and innovation strategies to the MSP team. The partnership is also anticipated to expand Synnova’s capabilities by adding MSP Recovery’s technology solutions to Synnova’s transformative delivery of healthcare and engage providers and consumers. This partnership will create a more seamless consumer experience while streamlining workflow — all in a mobile-friendly interface. This powerful product suite is fully customizable, allowing Synnova to meet the unique needs of the healthcare industry.

“As a lifelong entrepreneur, with a passion for innovation and helping transform the delivery of healthcare through technology solutions, I could not be more excited to partner with MSP Recovery. MSP Recovery’s data analytics platform and John H. Ruiz’s mission to disrupt the antiquated healthcare reimbursement system are revolutionary. Synnova’s digital solutions, now exclusive to MSP Recovery, will accelerate positive outcomes for healthcare providers, insurance carriers, retailers, and other entities.”

-Norberto Menendez, Founder & CEO of Synnova Health

Tokenology:

MSP Recovery is proud to partner with Tokenology, combining Tokenology’s blockchain-centric financial technology with MSP Recovery’s strong data analytics platform. This partnership will fuel a fully tokenized Medicare, Medicaid and commercial recovery platform, leveraging the best-in-class strategies and resources to provide secure and efficient blockchain solutions. MSP Recovery’s partnership with Tokenology will enable the efficient delivery of healthcare services, while ensuring proper payments between payers and practitioners.

“After getting a first-hand look at MSP Recovery’s groundbreaking innovations and capabilities, we knew they were the right partner to launch Tokenology into the healthcare sector. John Ruiz’s extraordinary knowledge and innovations in healthcare and big data, combined with his legal knowledge, will help empower Tokenology’s already advanced systems. The synergy between both companies, strategically and financially, facilitates the tokenization of real-time management and utilization of medical data for payers, patients, and providers. This paves the way to deliver superior returns to stakeholders, while taking Tokenology to new heights.”

-John Weiser, CEO of Tokenology

SirenMD:

MSP Recovery is excited to announce its partnership with SirenMD, which MSP Recovery and SirenMD anticipate will enable easier and more efficient access to critical information to gain a better understanding of patients’ health history, provide more accurate diagnoses, and lead to improved care and treatment. By plugging into MSP Recovery’s powerful data analytics platform, SirenMD is looking forward to maximizing real-time communication and documentation between caregivers and their patients, providing the data points needed to bill properly and efficiently. After analyzing MSP Recovery’s fully integrated system of clinical and transactional data, and its ability to discover improper payments and recover reimbursements, it was clear the synergy between MSP Recovery and SirenMD would revolutionize billing accuracy and payment integrity. John Ruiz’s vision of large-scale integration will open doors and provide invaluable resources to all healthcare providers.

“I’ve seen MSP’s systems and the innovations they are applying to the healthcare space are groundbreaking. Healthcare is communication. These interactions are not often captured by current documentation and billing and can be non-compliant on the regulatory side. MSP has the deep data expertise to identify lost revenue, improper billing, payment integrity, compliance and has the claims processing know-how to provide never-before-seen resources for physicians and health systems. MSP’s partnership with Palantir provides immediate solutions for patient care and aims to transform healthcare communication, while alleviating the burdens associated with improper billing and collections.”

 -Lee Kaplan, MD, Founder of SirenMD & Board Certified Orthopedic Surgeon

Additional Claims Data:

MSP Recovery continues to build momentum in the market through its acquisition of additional healthcare claims. Since announcing the planned combination with Lionheart, MSP has secured additional Medicare and Medicaid claims data from new and existing clients. MSP has also secured commercial claims data that is recoverable and falls outside of the Medicare and Medicaid recovery space.

Life Safety Information Technology:

MSP Recovery is partnering with law enforcement agencies and emergency rescue departments across the country to provide advanced data technology services and integration, in an effort to standardize information gathering and accuracy, while increasing access to critical life-saving resources in real-time. The system enables personnel to obtain a patient’s medical history and other crucial data immediately, to help save lives.

“Understanding the necessity for emergency responders and law enforcement to have immediate access to a person’s overall health information and past medical history (which includes medication they are currently taking), is vital in assuring that patients receive the best possible care and treatment. It’s also important to immediately identify the proper payer responsible for services rendered, as opposed to causing Medicare and Medicaid to absorb costs they are not responsible to pay for, under the law. MSP has undertaken the mission to work with first responders to implement these necessary changes, helping equip the entire ecosystem with required data elements to produce quality healthcare and obtain payment from the proper payers.”

-John H. Ruiz, Founder & CEO of MSP Recovery

Virage Capital Management:

Today’s announcement also follows an agreement with Virage Capital Management LP to monetize up to $3 billion of select healthcare claims recovery interests. The agreement gives Virage the right to buy recoveries otherwise due to MSP’s clients (who assigned their recovery rights to MSP).

“Virage has been impressed by the MSP management team’s ability to adapt its business plan to the growing market opportunity. This $3 billion Assignor Interest Investment Capacity Agreement represents Virage’s confidence in MSP’s ability to continue to grow their Medicare claims inventory with assignors of claims (“Clients”) and the continued investment interest from existing and future Virage investors.”

-Edward Ondarza, Founder & Managing Director of Virage Capital Management LP

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties, while providing the industry with comprehensive compliance solutions. For more information, visit: www.msprecovery.com.

About Lionheart Acquisition Corporation II

Lionheart Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

About Virage Capital Management LP

Established in 2013, and with total current assets under management of approximately $1.3 billion, Virage provides litigation finance solutions to established law firms and lawyers for a wide range of business purposes. Virage manages Virage Recovery Master LP, a private investment vehicle which launched in March 2018 and closed in 2020, having raised $438 million from U.S. and European institutional investors to invest in certain claims of Medicare Advantage Organizations through a joint investment vehicle with an affiliate of MSP Recovery LLC. For more information, visit: www.viragecm.com.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by LCAP with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 will include a preliminary proxy statement / prospectus to be distributed to holders of LCAP’s common stock in connection with LCAP’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. LCAP and MSP urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, LCAP and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to LCAP’s stockholders as of the record date established for voting on the proposed business combination. LCAP’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. LCAP, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form S-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and LCAP’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and LCAP and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (the “Agreement”); the outcome of any legal proceedings that may be instituted against LCAP or MSP or their affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of LCAP’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks that the anticipated benefits of the partnerships with Synnova Health, Tokenology and SirenMD are not realized or are delayed; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

Contacts

For Media:
ICR, Inc.
MSP@icrinc.com

For Investors:
ICR, Inc.
Marc Griffin
Marc.Griffin@icrinc.com